UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

     NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

FRANKLIN CAPITAL CORPORATION

(Name of Company)

100 Wilshire Boulevard
Suite 1500
Santa Monica, California 90401

Address of Principal Business Office
(Number and Street, City, State and Zip Code)

(310) 752-1416

Telephone Number (including area code)

811-05103

File Number under the Securities Exchange Act of 1934

Basis for filing the notification of withdrawal:

     Franklin Capital Corporation (the “Franklin”) has changed the nature of its business so as to cease to be a business development company, as such change was authorized by the vote of a majority of its outstanding voting securities. The shareholders of the company approved the withdrawal of the company’s election to be treated as a business development company at the Annual Meeting held on March 30, 2005 (the “Annual Meeting”). The number of votes in favor of and opposed to the change were as follows:

	FOR	AGAINST
Common Stock	1,433,357	14,722
Preferred Stock	10,750	0

     Franklin has changed the nature of its business focus from investing, owning, holding, or trading in investment securities in the radio and telecommunications industries to that of an operating company whose focus is on acquisitions of controlling investments in operating companies and assets in the medical products, health care solutions, financial services and real estate industries.

SIGNATURE

     Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Santa Monica, California on the 31st day of March 2005.

[SEAL]	FRANKLIN CAPITAL CORPORATION

By: /s/ Milton C. Ault, III Name: Milton C. Ault, III Title: Chairman & Chief Executive Officer

Attest:     /s/ Lynne Silverstein
               Name: Lynne Silverstein
               Title: Secretary